09057162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47910

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hancock Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing Section

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1563 Virginia Way
(No. and Street)

FEB 26 2009

Washington, DC
103

La Jolla (City) CA (State) 92037-3836 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Hancock 858-459-3635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Culver, Harold Lee
(Name – *if individual, state last, first, middle name*)

3505 Camino Del Rio So., Suite 300 (Address) San Diego, (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James P. Hancock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Financial, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

ANITA WOOD
Commission # 1770307
Notary Public - California
San Diego County
My Comm. Expires Oct 24, 2011

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H.L. MIKE CULVER
Certified Public Accountant
3505 Camino del Rio South, Suite 300
San Diego, CA 92108
hlculver@aol.com
(619) 282-9033

Member of California Society
of Certified Public Accountants

February 20, 2009

To the Board of Directors
and Stockholders of
Hancock Financial, Inc.

I have audited the accompanying balance sheet and the related statements of operations and of changes in stockholders' equity and statement of cash flows of Hancock Financial, Inc. at December 31, 2008 and for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hancock Financial, Inc., as of December 31, 2008 and the results of its operations and its changes in cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Supplementary Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial states and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

H.L Mike Culver,
Certified Public Accountant

HANCOCK FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

CURRENT ASSETS		
Cash	627	
Due From Correspondents	3,851	
Marketable Securities	3	
TOTAL CURRENT ASSETS		4,481
FIXED ASSETS		
Auto & Equipment at Cost, Less Accumulated Depreciation of $27,993		6,308
OTHER ASSETS		
Organization Cost - Net of Amortization of $3,000	-	
Deposit	10,007	
TOTAL OTHER ASSETS		10,007
TOTAL ASSETS		20,796

LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions Payable	2,968	
Accrued Payroll Taxes	56	
Loan - Shareholder	3,966	
TOTAL LIABILITIES		6,990
STOCKHOLDERS' EQUITY		
Capital Stock	20,180	
Retained Earnings	(6,374)	
TOTAL STOCKHOLDERS' EQUITY		13,806
TOTAL LIABILITIES & STOCKHOLDERS EQUITY		20,796

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions	52,216
Other	1,283
Interest & Dividends	242
TOTAL REVENUES	53,741
EXPENSES	
Salaries	25,161
Assessments & Fees	330
Administrative	2,320
Auto	2,013
Bank Charges	179
Depreciation	1,775
Dues & Fees	300
Education	75
Entertainment	5,736
Insurance	1,185
Legal & Professional	1,538
License & Permits	360
Medical	6,749
Office	1,562
Outside Service	1,540
Quote Service	5,746
Repairs & Maintenance	459
Tax - Payroll	2,188
Tax - Corporate	3,539
Telephone	2,491
TOTAL EXPENSES	65,246
NET LOSS FOR YEAR	(11,505)

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
Balances, December 31, 2007	20,180	-	5,023
Prior Period Adjustment	-	-	108
Additional Contributions	-	-	-
Net Loss for Year	-	-	(11,505)
Balances, December 31, 2008	20,180	-	(6,374)

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss for the Year	(11,505)
ADD (DEDUCT) ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Amortization & Depreciation	1,775
Correspondent Receivables	(883)
Marketable Securities	8,167
Deposits	22
Accounts Payable	1,936
Prior Period Adjustment	108
CASH PROVIDED BY OPERATIONS	(380)
NET DECREASE IN CASH	(380)
CASH BALANCE, BEGINNING OF YEAR	1,007
CASH BALANCE, END OF YEAR	627

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

1. Description of the Company and Significant Accounting Policies.

Revenue Recognition
Commission Income is recorded on a Trade Date Basis.

2. Net Capital Requirements
The company is subject to the Securities and Exchange Commission uniform net capital Rule 15c3-1(a)(2) which requires that the minimum net capital be the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness to net capital, as defined. At December 31, 2008, the company had net capital of $7,487 and its ratio of aggregate indebtedness to net capital was .00 to one.

3. Security Accounts
The company does not carry security accounts for customers or perform custodial functions. As such, the company is exempt from SEC Rule 15c3-3 Reserve Requirement per SEC Rule 15c3-3 (k) (2) (ii). Further, the company is exempt from Possession or Control Requirements under SEC Rule 15c3-3 per SEC Rule 15c3-3 (k) (2) (ii).

HANCOCK FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER
SEC RULE 15c 3-1
December 31, 2008

SUPPLEMENTARY
SCHEDULE I

Total Stockholders Equity		13,806
Less: Non-Allowable Assets		
Organization Costs	-	
Other	10	
Fixed Assets	6,308	6,318
Net Capital Before Haircuts on Securities Position		7,488
Less: Haircuts on Securities		1
Net Capital under Sec Rule 15c 3-1		7,487

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
UNDER SEC RULE 15c 3-1
December 31, 2008

SUPPLEMENTARY
SCHEDULE II

Net Capital under Sec Rule 15c 3-1	7,487
Minimum Net Capital Required	5,000
Excess Net Capital	2,487
Total Aggregated Indebtedness	-
Percentage of Aggregate Indebtedness to Net Capital	0.0%

The Accompanying Notes are an
Integral Part of these Financial Statements

HANCOCK FINANCIAL, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c 3-1 TO AMOUNTS PREVIOUSLY REPORTED
December 31, 2008

SUPPLEMENTARY
SCHEDULE III

Net Capital as Amended	7,487
Net Capital as Reported on Supplementary Schedule II	7,487

The Accompanying Notes are an
Integral Part of these Financial Statements

February 20, 2009

SUPPLEMENTARY REPORT OF INDEPENDENT
ACCOUNTANTS UNDER SEC RULE 17a-5 (g) (1)

To the Board of Directors
and Shareholders of
Hancock Financial, Inc.

I have examined the financial statements of Hancock Financial, Inc. (the Company) for the year ended December 31, 2008, and have issued my report thereon dated February 20, 2009. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, that I considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (ii) in complying with the requirements for prompt payment for securities of Section 4 (c) of the Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities per SEC Rule 15c3-3(k)(2)(ii).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures, or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Hancock Financial Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish those objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

H L Culver

H.L Mike Culver,
Certified Public Accountant

HANCOCK FINANCIAL, INC.

December 31, 2008

H. L. MIKE CULVER
CERTIFIED PUBLIC ACCOUNTANT
A PROFESSIONAL CORPORATION
3505 CAMINO DEL RIO SOUTH, SUITE 300
SAN DIEGO, CA 92108
(619) 282-9033